January 15, 2015

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE: Gladstone Capital Corporation Withdrawal of Registration Statement on Form S-8

File No. 333-104447

CIK No. 0001143513

Ladies and Gentlemen:

On behalf of Gladstone Capital Corporation, a Maryland corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the Registration Statement on Form S-8 (File No. 333-104447), together with all exhibits thereto, as originally filed by the Company on April 10, 2003 (the “Registration Statement”) be withdrawn effective immediately. None of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (File No. 333-104447) as soon as reasonably practicable.

Please send copies of the written order granting withdrawal of the Registration Statement to undersigned via facsimile at (703) 287-5801, with a copy to Lori Morgan of Bass Berry & Sims PLC, the Company’s counsel, via facsimile at (615) 742-2780.

Should you have any questions regarding this matter, please contact Lori Morgan at (615) 742-6280.

Sincerely,

GLADSTONE CAPITAL CORPORATION

By:	/s/ David Gladstone
David Gladstone,
Chairman and Chief Executive Officer